UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated December 21, 2020: Safe Bulkers, Inc. Entered into an Agreement for the Acquisition of a Post-Panamax Class Dry-bulk Japanese Vessel with Delivery in the 3rd quarter of 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Entered into an Agreement for the Acquisition of a Post-Panamax Class Dry-bulk Japanese Vessel with Delivery in the 3rd quarter of 2022

Monaco – December 21, 2020 -- Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into an agreement for the acquisition of a Japanese-built, dry-bulk, Post-Panamax class, 87,000 dwt, newbuild vessel at an attractive price with a scheduled delivery within the third quarter of 2022. The vessel is designed to meet the latest requirements of Energy Efficiency Design Index related to Green House Gas, GHG emissions, ‘EEDI, Phase 3’. It will also comply with the latest NOx emissions regulation, NOx-Tier III.

In parallel, the Company has entered into an agreement for a new term loan facility of up to 60% post-delivery financing of this acquisition, an increase of the commitment under the existing revolving credit facility from $20 million to $30 million and the extension of its maturity date, initially scheduled to expire in 2022, by up to 2 years under the same pre-existing financial covenants. The financing transaction was evaluated and approved by the Board of Directors of the Company, excluding an independent member of the Board of the Company, who serves as the Chief Executive Officer of the financial institution that is the lender in the transaction.

Presently, the Company’s liquidity stands at $167.5 million including cash and cash equivalents, restricted cash and funds available under sale and lease back agreement, new term loan agreement and the revolving credit facility. Our aggregate remaining capital expenditure requirements for the acquisition of this newbuild and the newbuild contracted for in October 2020 are $51.8 million.

Dr. Loukas Barmparis, President of the Company commented: “We continue to invest in technologically advanced vessels complying with the latest environmental regulations in an effort to renew our fleet. The Company’s capital expenditure requirements for the purchase of this newbuild are being financed through the new financial agreements. Safe Bulkers maintains a strong financial position with liquidity exceeding $167 million, that provides us with the required financial flexibility, and a previously announced at the market equity offering, that may be utilized at stock prices levels and at times that the Company deems to be appropriate.’’

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com